SECUR 06005210 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-10463

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/30/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

HERZOG, HEINE, GEDULD, LLC AND SUBSIDIARIES

OFFICIAL USE ONLY
FIRM ID. NO. **131955436**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Four World Financial Center
(No. and Street)

NEW YORK	**NY**	**10281**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENNETH O. BRADLEY **(212) 670-2011**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

CM 5/22

AFFIRMATION

We, Michael Lynch and Kenneth O. Bradley, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Herzog, Heine, Geduld, LLC and Subsidiaries for the year ended December 30, 2005, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

February, 27 2006

MICHAEL LYNCH — Date

Managing Director

February 27, 2006

KENNETH O. BRADLEY — Date

Vice President and

Chief Financial Officer

Subscribed and sworn to before me
on this 27 day of February 2006

Notary Public

MARJORIE L. BOZEMAN
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 1/28/2010

HERZOG, HEINE, GEDULD, LLC AND SUBSIDIARIES
(SEC I.D. NO. 8-10463)

CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 30, 2005
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

HERZOG, HEINE, GEDULD, LLC AND SUBSIDIARIES

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Herzog, Heine, Geduld, LLC and Subsidiaries

We have audited the accompanying consolidated balance sheet of Herzog, Heine, Geduld, LLC and Subsidiaries (the "Company") as of December 30, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated balance sheet presents fairly, in all material respects, the financial position of Herzog, Heine, Geduld, LLC and Subsidiaries at December 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 27, 2006

HERZOG, HEINE, GEDULD, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
DECEMBER 30, 2005
(Dollars in Thousands)

ASSETS

Cash and cash equivalents	$ 26,180
Receivables from affiliated companies	8,169
Exchange memberships - at cost	95
Other receivables	216
Total Assets	$ 34,660

LIABILITIES AND MEMBER'S EQUITY

Payables to affiliated company	$ 13,367
Other payables	2,060
	15,427
Member's equity	19,233
Total Liabilities and Member's Equity	$ 34,660

See Notes to Consolidated Balance Sheet.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - Herzog, Heine, Geduld, LLC and Subsidiaries (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD"). The Company is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. ("ML&Co."). The Company has ceased all business activities and has wound down its operations. On October 8, 2002, ML&Co. combined the Company's market making activities with its Nasdaq trading unit. ML&Co. intends to transfer all assets and liabilities of the Company to an affiliate on a date to be determined.

Basis of Presentation - The Consolidated Balance Sheet includes the accounts of the Company and its wholly-owned dormant subsidiary, Herzog Commodities, Inc. ("Commodities"), as well as its wholly-owned subsidiaries, Herzog, Heine, Geduld International, Inc. and Herzog, Heine, Geduld Global, Inc., which collectively own Herzog Heine Geduld International Limited ("HHGI"). All material intercompany transactions and accounts have been eliminated. The Consolidated Balance Sheet is presented in accordance with the accounting principles generally accepted in the United States of America, which include industry practices.

Use of Estimates - In presenting the Consolidated Balance Sheet, management makes estimates regarding the outcome of litigation, and other matters that affect the reported amounts and disclosure of contingencies in the Consolidated Balance Sheet. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates resulting in a material impact to the Consolidated Balance Sheet. Such changes could occur in the near term.

Cash and Cash Equivalents - The Company defines cash equivalents as short-term, highly liquid securities and interest-earning deposits with original maturities of 90 days of less.

Income Taxes - As a limited liability company, the Company is not a separate taxable entity from ML&Co. Accordingly, ML&Co. does not allocate any income taxes to the Company.

2. RELATED PARTY TRANSACTIONS

The Company has transactions with ML&Co. and other companies affiliated by common ownership. Assets and liabilities include the following items:

Assets-	
Receivables from affiliates	$ 8,169
Liabilities-	
Payables to affiliated company	13,367

Receivables from affiliated companies represent the sale of exchange memberships to Broadcort Clearing. Payables to affiliated company are with ML&Co. and arise in the normal course of business. During 2005, the Company paid $12,000 in dividends to ML&Co.

3. SUBORDINATED BORROWINGS

On September 23, 2005, the Company pre-paid the $140,000 subordinated borrowings with ML&Co.

The Revolving Subordinated Loan with ML&Co. bore interest based on ML&Co.'s average cost of funds at 1-month LIBOR plus 75 basis points through September 23, 2005

4. CONTINGENCIES

Litigation - The Company has been named as a defendant in various legal actions, including arbitrations, class actions, and other litigation arising in connection with its previous activities as a global diversified financial services institution. The general decline of securities prices that began in 2000 has resulted in increased legal actions against many firms, including the Company and may result in higher professional fees and litigation expenses.

Some of the legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the issuers who would otherwise be the primary defendants in such cases are bankrupt or otherwise in financial distress. The Company is also involved, from time to time, in investigations and proceedings by governmental and self-regulatory agencies.

Some of these legal actions, investigations and proceedings may result in adverse judgments, penalties, injunctions or fines. In accordance with SFAS No. 5, the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and arbitrations, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. The Company believes it has strong defenses to, and where appropriate, will vigorously contest, certain actions. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company often cannot predict what the eventual loss or range of loss related to such matters will be. The Company believes, based on information available, that the resolution of these actions will not have a material adverse effect on the financial condition of the Company as set forth in the Consolidated Balance Sheet, but may be material to the Company's operating results or cash flows for any particular period and may have an adverse impact on ML&Co.'s credit ratings. (Also see Note 5 below.)

5. EMPLOYEE STOCK OWNERSHIP PLAN

In January 2001, pursuant to a ML&Co. Executive Committee resolution, it was decided to merge the Herzog, Heine, Geduld, Inc. Employee Stocks Ownership Plan ("ESOP") with and into the Merrill Lynch & Co., Inc. Employee Stock Ownership Plan ("ML ESOP") and that all amounts held in the trust established under the plan were transferred to the trust established under the ML ESOP on July 17, 2001.

In August of 2002, 95,536 shares of ML&Co. and $124 was released to the ESOP by the Escrow Agent.

In April 2001, two participants in the ESOP filed a complaint in the United States District Court, District of New Jersey, against the Company, the individual members of the ESOP's Committee and the ESOP's Administrative Committee, the Trustee of the ESOP, ML&Co. and other affiliates and the ML ESOP claiming breach of fiduciary duty, violation of the Employee Retirement Income Security Act of 1974 ("ERISA") and violation of the Securities Exchange Act of 1934. The complaint arises from decisions made concerning the ESOP in connection with the Company's acquisition by ML&Co. and seeks substantial damages from the defendants. In December 2005, the Court granted the defendants' motion for summary judgment and dismissed all claims. Plaintiffs have appealed the decision.

Although the results of the legal action cannot be predicted with certainty, the resolution of these actions could have a material adverse effect on the Consolidated Balance Sheet of the Company.

6. REGULATORY REQUIREMENTS

As a registered broker and dealer and member of the NASD, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Under the alternative method permitted by the rule, the minimum net capital, as defined, is the greater of $250 or 2% of aggregate debit items, as defined, arising from customer transactions. At December 30, 2005, the Company's regulatory net capital was $10,000 which was $9,750 in excess of the minimum requirement of $250.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2006

Herzog, Heine, Geduld, LLC and Subsidiaries
525 Washington Blvd.
Jersey City, New Jersey 07310

In planning and performing our audit of the consolidated financial statements of Herzog, Heine, Geduld, LLC and Subsidiaries (the "Company") for the year ended December 30, 2005 (on which we issued our report dated February 27, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-3; (3) in complying with the requirements for prompt payment for securities under Securities 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exceptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 30, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP